

January 29, 2014

Via U.S. Mail
Mr. Craig Frank
Chairman and CEO
Alternative Fuels America, Inc.
2131 Hollywood Blvd, Suite 401
Hollywood, FL 33015

> **Re:** **Alternative Fuels America, Inc.**
> **Form 8-K Item 4.01**
> **Filed January 24, 2014**
> **File No. 333-177532**

Dear Mr. Frank:

We have reviewed your filing and have the following comments.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

1. In the first sentence of the second paragraph, you refer to "DYM's report on the Company's financial statements as at and for the year ended December 31, 2012". Please amend your Form 8-K to refer instead to, if true, DYM's reports on the Company's financial statements for the years ended December 31, 2012 and December 31, 2011. Refer to Item 304(a)(1)(ii) of Regulation S-K.

2. Also in the second paragraph, you disclose that there were no disagreements, etc. "During the year ended December 31, 2013 and the subsequent period through the effective date of this filing". Please amend your filing to disclose, if true, that there were no such disagreements, etc. during the fiscal years ended December 31, 2012 and 2011 and through the date of resignation. Refer to Item 304(a)(1)(iv) of Regulation S-K.

3. You disclose in the fourth paragraph that there were no consultations, etc. with Goldstein Schechter Koch. Please amend your filing to disclose, if true, that there were no such consultations, etc. during the fiscal years ended December 31, 2012 and 2011 and through the date of engagement. Refer to Item 304(a)(2) of Regulation S-K.

4. To the extent that you make changes to the Form 8-K to comply with our comments, please obtain and file an updated Exhibit 16 letter from the former accountants stating whether the accountants agree with the statements made in your revised Form 8-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

*   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

*   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

*   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact me at (202) 551-3743 if you have questions regarding these comments.

Sincerely,

/s/ Jenn Do

Jenn Do
Staff Accountant